UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 26 October 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

P a g e
1 | 1
Harmony publishes its suite of reports for the financial year ended 2016, which includes its notice of the annual general meeting
Johannesburg. Wednesday, 26 October 2016. Harmony Gold Mining Company
Limited (‘Harmony’ or ‘the Company’) is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2016 (FY16).
These reports include:
•   Integrated Annual Report 2016
•   Financial Report 2016
•   Mineral Resources and Mineral Reserves 2016
•
   Report to Shareholders 2016, which includes the notice of annual general meeting
•
   The Form 20F – Harmony’s annual filing submitted to the United States
 Securities
and Exchange Commission – available after 5pm SA time today on the company’s
website at
https://www.harmony.co.za/investors/reporting/20f
.
All of the above reports are available as pdfs at
www.har.co.za
, our reporting
website and may also be accessed via our corporate website,
www.harmony.co.za
.
Our Integrated Annual Report 2016 tells the story of Harmony for our 2016 financial year (FY16) from 1 July 2015 to 30 June 2016. We aim to show readers what
Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY16 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these.
The audited annual financial statements for the 12 months ended 30 June 2016 are included as part of the Company reports’ suite. These audited results contain no modifications to the financial results published on 17 August 2016 and therefore no abridged report will be published.
PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is available for inspection at the registered office of the
Company. The annual general meeting of the company will be held at the Hilton
Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa, on Friday, 25
November 2016, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.
ends
Issued by Harmony Gold Mining
Company Limited
For more details, contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:
HAR
NYSE:     HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Sponsor: J.P. Morgan Equities South
Africa Propriety Limited
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining and
exploration company, has operations and
assets in South Africa and Papua New
Guinea (PNG). Harmony, which has more
than 60 years’ experience in the industry, is
the third largest gold producer in South
Africa. Our assets include one open pit mine
and several exploration tenements in PNG,
as well as 9 underground mines and 1 open
pit operation and several surface sources in
South Africa. In addition, we own 50% of the
significant Golpu project in a joint venture in
PNG.
The company’s primary stock exchange
listing is on the JSE with a secondary listing
on the New York Stock Exchange. The bulk
of our shareholders are in South Africa and
the United States. Additional information on
the company is available on the corporate
website,
www.harmony.co.za
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: Occtober 26, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name: Frank Abbott
Title: Financial Director